UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Lexaria Bioscience Corp.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)


52886N
(CUSIP Number)

Robert B. Goldberg, Esq.
5555 Glenridge Connector, Suite 675
Atlanta, Georgia 30342
(404)233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [      ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 52886N
Cover Page

1
NAMES OF REPORTING PERSONS

Wayne W. Boos
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [   ]
(b) [   ]

3
SEC USE ONLY

4
SOURCE OF FUNDS (See Instructions)

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e).  [   ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:
7
SOLE VOTING POWER

450,000

8
SHARED VOTING POWER



9
SOLE DISPOSITIVE POWER

450,000

10
SHARED DISPOSITIVE POWER



11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
[   ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.56129%1
14
TYPE OF REPORTING PERSON (See Instructions)

      IN


SCHEDULE 13D

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the Common Stock, Par Value $0.001 (the "Common Stock").
The name of the issuer is Lexaria Bioscience Corp., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at #100, 740 McCurdy Road, Kelowna, BC, Canada VIX 2P7.

Item 2.  Identity and Background.

The reporting person is Wayne W. Boos with respect to whom the following information is provided:

(a)	Name.  Wayne W. Boos

(b)	Address.  5260 N. Palm Avenue, Suite 120, Fresno, CA 93704.

(c)	Principal Occupation and Employment.  Managing Director at
Boos & Associates, a Professional Corporation, 5260 N. Palm Avenue, Suite 120, Fresno, CA 93704.

(d)	Criminal Proceedings.  None.

(e)	Civil proceedings.  None

(f)	Citizenship.  United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Common Stock acquired since May 24, 2023 with personal funds in the amount of $425,254.60.

Item 4.	Purpose of Transaction

All of the reported shares are held for investment purposes.

(a)	The Reporting Person has no current plans or proposals
which relate to or would result in the acquisition of additional securities of the Company or disposition of all or a portion of his investment in the Company;

(b)	The Reporting Person has no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	The Reporting Person has no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	The Reporting Person has no plans or proposals which relate to or would result in any change in the present board of directors or management of the Company or in the number or term of Directors or to fill any existing vacancies on the board;

(e)	The Reporting Person has no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

(f)	The Reporting Person has no plans or proposals which relate to or would result in any other material change in the Company s business or corporate structure;

(g)	The Reporting Person has no plans or proposals which relate to or would result in changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	The Reporting Person has no plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	The Reporting Person has no plans or proposals which relate
to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	The Reporting Person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (a) through (i).

Item 5.	Interest in Securities of the Issuer.

(a)	Number of Shares/Percentage of Class Beneficially Owned.

As of September 7, 2023, Wayne W. Boos beneficially owns a total of 450,000 shares of the Company's Common Stock which represent approximately 5.56129% of the outstanding Common Stock, based on 8,091,650 Common Stock outstanding as of July 14, 2023, as indicated by the Company.

(b)	Nature of Ownership.  Wayne W. Boos has the sole power to vote and direct the disposition of all of the 450,000 shares reported as beneficially owned by him.

(c)	Recent Transactions.  In the past 60 days, Wayne W. Boos acquired
360,000 shares of the Company's Common Stock for an average price per share of $1.10557 through his broker, Merrill Lynch.

(d)	No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 13, 2023		  /s/ Wayne W. Boos
Wayne W. Boos
1 Based on the 8,091,650 shares of Common Stock outstanding as of
July 14, 2023.